UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31,2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ___________________ to __________________

Commission file number 1-8246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwestern Energy Company 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHWESTERN ENERGY COMPANY 2350 N. Sam Houston Parkway E. Suite 300 Houston, Texas 77032

Southwestern Energy
Company
401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

Southwestern Energy Company 401(k) Savings Plan Contents December 31, 2002 and 2001
Page(s)

Report of Independent Auditors	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	8

Report of Independent Auditors

To the Retirement Committee of
Southwestern Energy Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Southwestern Energy Company 401(k) Savings Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The statement of net assets available for benefits of the Plan as of December 31, 2001 was audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on that statement in their report dated May 3, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 4, 2003

Southwestern Energy Company 401(k) Savings Plan Statements of Net Assets Available for Benefits December 31, 2002 and 2001

	2002	2001

Assets
Investments, at fair value
Mutual funds	$8,148,355	$9,103,120
Common collective trusts	8,144,394	7,878,263
Common stock	709,006	611,540
Participant loans	520,401	441,163
	17,522,156	18,034,086

Other assets
Contributions receivable	107,633	105,653
Net assets available for benefits	$17,629,789	$18,139,739

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company 401(k) Savings Plan Statements of Changes in Net Assets Available for Benefits Year Ended December 31, 2002

Additions
Contributions
Participants	$1,839,700
Employer, net of forfeitures	696,454
Total contributions	2,536,154

Interest and dividend income	456,605
Total additions	2,992,759

Deductions
Benefits paid to participants	1,117,788
Net depreciation in fair value of investments	2,384,921
Total deductions	3,502,709
Net decrease in net assets available for benefits	(509,950)

Net assets available for benefits
Beginning of year	18,139,739
End of year	$17,629,789

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company 401(k) Savings Plan Notes to Financial Statements December 31, 2002 and 2001

1.          Description of Plan

The following description of the Southwestern Energy Company 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan that covers all employees of Southwestern Energy Company (the "Company") and its subsidiaries except for:

              a)    Employees who have not yet completed thirty (30) days of service;

              b)    Employees who are under the age of twenty-one (21); and

              c)    Seasonal employees who have one thousand (1,000) or less hours of service for the applicable computation period.

Participation by eligible employees in the Plan is voluntary. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Administration
The trust under the Plan is operated under a trust agreement with Scudder Trust Company.

Contributions and Funding Policy
Participants may contribute from 1 percent to 16 percent of their compensation in Salary Reduction Contributions, as defined. The Company matches 50 percent up to 6 percent of the employee's compensation. All contributions to the Plan are invested under the direction of the participant in nine investment options including Company stock. Investments in stock of Entergy Corporation originated from a previous plan merger and is no longer an active investment option. Contributions are subject to certain limitations as determined by the Internal Revenue Code.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in the Company's contributions to the Plan as set forth in the following schedule:
Years of Vesting Service	Percent Vested
1	0 percent
2	50 percent
3	100 percent

Participants' Accounts
 Each participant's account is credited with the participant's contributions and an allocation of the Company's contribution and the Plan's investment earnings.

The Plan permits current participants to apply for and receive loans, which represent borrowings from a participant's account. The maximum amount of any loan available under the Plan is limited to the lesser of $50,000 or 50 percent of a participant's vested account balance. The loans are collateralized by the balance in the participant's account and bear interest at one percentage point above the prime lending rate. At December 31, 2002, interest rates ranged from 5.25 to 10.50 percent.

Although withdrawals from active participants' accounts are restricted by the Plan, various options are available to participants, which are based on the type of contributions made, age of the participant and other factors.

On termination of service due to death or disability, a participant or a participant's estate may receive the full value of his or her account in a lump sum. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum.

Forfeitures
Forfeited nonvested amounts are applied to restore matching contributions of any Plan participants because of a valid repayment. Remaining forfeitures are used to reduce Plan expenses. Any forfeiture amounts that remain following payment of Plan expenses will be used to reduce employer matching contributions. At December 31, 2002, there were no forfeitures available to be used for the purposes stated above.

Plan Termination
The Plan gives the Company the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in the contributions made by the Company.

 2.          Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements are presented on the accrual basis of accounting.

Estimates
The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Mutual funds and common stock are valued at quoted year-end market prices. Units of common collective trusts are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest and divided income are recorded on the accrual basis.

Plan Expenses
Expenses incurred in connection with the Plan are paid by the Company. During 2002 and 2001, the Company paid $14,046 and $13,734, respectively, in expenses on behalf of the Plan. Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as part of the purchase cost or a reduction of sales proceeds.

 3.          Tax Status

The Internal Revenue Service issued a favorable determination letter dated May 9, 1996, stating that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.           Investments

The following investments, stated at market value, represent 5 percent or more of the net assets available for benefits at December 31:

	2002	2001

Scudder Trust Company Collective Investment Trust - Stable Value Fund	$5,112,841	$4,360,529
Scudder Trust company - Growth and Income Fund	3,095,403	4,253,013
Scudder Trust Company Collective Investment Trust - Stock Index Fund	3,031,553	3,517,734
Pimco Funds - Total Return Fund	2,171,221	1,671,192
Scudder Trust company - Pathway Series Moderate Fund	1,166,879	1,404,380
PBHG Funds - Mid Cap Value Fund	1,086,807	1,109,598

5.          Benefits Payable

Amounts allocated for benefits requested by participants before year end, but not paid until after year end, were $0 and $248,800 at December 31, 2002 and 2001, respectively.

 6.          Net Depreciation in Fair Value of Investments

Net appreciation (depreciation) by investment type for the year ended December 31, 2002 was as follows:

Mutual funds	$(1,629,329)
Common collective trusts	(840,920)
Common stock	85,328
$(2,384,921)

7.          Risk and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, common stock and common collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Southwestern Energy Company 401(k) Savings Plan Schedule of Assets (Held at End of Year) December 31, 2002

Party in		Description of Investment Including
Interest	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest	Current
Identification	Lessor or Similar Party	Collateral, Par or Maturity Value	Value

*	Scudder Trust Company Collective Investment Trust	Stable Value Fund	$5,112,841

*	Scudder Trust Company	Growth and Income Fund	3,095,403

*	Scudder Trust Company Collective Investment Trust	Stock Index Fund	3,031,553

	Pimco Funds	Total Return Funds	2,171,221

*	Scudder Trust Company	Pathway Series - Moderate Fund	1,166,879

	PBHG Funds	Mid Cap Value Fund	1,086,807

*	Southwestern Energy Company	48,837 Common Shares	559,189

*	Scudder Trust Company	International Fund	417,987

*	Scudder Trust Company	21st Century Growth Fund	210,058

	Entergy Corportation	3,286 Common Shares	149,817

*	Various plan particiapants	Participant loans with interest rates from 5.25 percent to 10.5 percent and various maturities	520,401

			$17,522,156
* Parties-in-interest

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY 401(k) SAVINGS PLAN

Date: June 27, 2003	By:	/s/ GREG D. KERLEY
Greg D. Kerley Executive Vice President and Chief Financial Officer, Southwestern Energy Company

EXHIBIT INDEX
EXHIBIT NUMBER	EXHIBIT

23.1	Consent of Independent Public Accountants

99.1	Section 906 Certification